Exhibit 99.1

YOUXIN TECHNOLOGY LTD

ROOM 1005, 1006, 1007, NO. 122, HUANGPU AVENUE WEST, TIANHE DISTRICT

GUANGZHOU, GUANGDONG PROVINCE, 510000

PEOPLE’S REPUBLIC OF CHINA

PROXY STATEMENT AND NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of shareholders (the “Meeting”) of Youxin Technology Ltd (the “Company”) will be held on December 9, 2025, at 10:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on December 8, 2025), at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People’s Republic of China. Remote participants will be able to attend the Meeting at http://bit.ly/47N0GBU. The Meeting will be convened for the purpose of considering and, if thought fit, passing the following resolutions:

(1)	to approve an Ordinary Resolution THAT Jinhou Sun, Shaozhang Lin, Qing Gao, Richard Wee Yong Seow, Edward C. Ye be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.

(2)	to approve an Ordinary Resolution THAT Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.

(3)	to approve an Ordinary Resolution THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 5,000,000 class A ordinary shares of US$0.008 par value each and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each, TO US$1,648,000 divided into (i) 204,750,000 class A ordinary shares of US$0.008 par value each (the “Class A Ordinary Shares”) and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”), by the creation of an additional 199,750,000 Class A Ordinary Shares of US$0.008 par value each (the “Share Capital Increase”).

(4)	to approve an Ordinary Resolution THAT immediately following the Share Capital Increase, 80,000,000 authorized but unissued Class B Ordinary Shares be cancelled and the amount of the authorized share capital of the Company be diminished by the amount of the Class B Ordinary Shares so cancelled (the “Share Cancellation”) such that following the Share Cancellation, the authorized share capital of the Company shall become US$1,640,000 divided into (i) 204,750,000 Class A Ordinary Shares of US$0.008 par value each and (ii) 20,000,000 Class B Ordinary Shares of US$0.0001 par value each.

(5)	To approve as a Special Resolution THAT the existing fourth amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Meeting to reflect the Share Capital Increase and the Share Cancellation.

(6)	Such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are described in the proxy statement accompanying this notice. The Board of Directors unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on October 27, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of class A ordinary shares and class B ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://www.ir.youxin.cloud/. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about October 31, 2025.

By Order of the Board of Directors,

/s/ Jinhou Sun

Jinhou Sun

Chairman of the Board of Directors

October 31, 2025

A member entitled to attend and vote at the meeting convened by this notice is entitled to appoint a proxy to attend and vote in his place. A proxy need not be a member of the Company.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a shareholder of Youxin Technology Ltd (“Youxin” or the “Company”), may have regarding the proposals being considered at Youxin’s annual general meeting, which is referred to herein as the “Annual General Meeting”.

Q:	Why am I receiving this proxy statement?

A:	The board of directors of Youxin (the “Board”) is soliciting your proxy to vote at the Annual General Meeting because you owned Youxin ordinary shares at the close of business on October 27, 2025, the “Record Date” for the Annual General Meeting, and are therefore entitled to vote at the Annual General Meeting. This proxy statement, along with a proxy card or a voting instruction card, will be placed on the Company’s website on or about October 31, 2025 and mailed to shareholders on or about October 31, 2025. Youxin will make these materials available to you on the Internet, and will deliver printed proxy materials to you or send them to you by email. This proxy statement summarizes the information that you need to know in order to cast your vote at the Annual General Meeting. You do not need to attend the Annual General Meeting in person to vote your Youxin ordinary shares.

Q:	When and where will the Annual General Meeting be held?

A:	The Annual General Meeting will be held on December 9, 2025 at 9:00 A.M., Beijing Time at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People’s Republic of China.

Q:	On what matters will I be voting?

A:

At the Annual General Meeting, Youxin is asking its shareholders as of the record date of October 27, 2025 (the “Record Date”) to consider and vote upon:

(1) to approve an ordinary resolution that Jinhou Sun, Shaozhang Lin, Qing Gao, Richard Wee Yong Seow, Edward C. Ye be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified (the “Election of Directors”).

(2) to approve an ordinary resolution that Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026 (the “Ratification of the Auditor”).

(3) to approve an ordinary resolution that the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 5,000,000 class A ordinary shares of US$0.008 par value each and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each, TO US$1,648,000 divided into (i) 204,750,000 class A ordinary shares of US$0.008 par value each (the “Class A Ordinary Shares”) and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”), by the creation of an additional 199,750,000 Class A Ordinary Shares of US$0.008 par value each (the “Share Capital Increase”).

(4) to approve an ordinary resolution that immediately following the Share Capital Increase, 80,000,000 authorized but unissued Class B Ordinary Shares be cancelled and the amount of the authorized share capital of the Company be diminished by the amount of the Class B Ordinary Shares so cancelled (the “Share Cancellation”) such that following the Share Cancellation, the authorized share capital of the Company shall become US$1,640,000 divided into (i) 204,750,000 Class A Ordinary Shares of US$0.008 par value each and (ii) 20,000,000 Class B Ordinary Shares of US$0.0001 par value each.

(5) to approve a special resolution that the existing fourth amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Annual General Meeting of the Company held on December 9, 2025 to reflect the Share Capital Increase and the Share Cancellation.

(6) Such other business as may properly come before the meeting or any adjournment thereof.

Shareholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement. If Youxin shareholders fail to adopt each step proposed, the transaction cannot be completed.

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Q:	What happens if I sell my shares after the Record Date, but before the Annual General Meeting?

A:	The Record Date is earlier than the date of the Annual General Meeting. If you transfer your shares of the Company after the Record Date but before the Annual General Meeting, you will retain your right to vote at the Annual General Meeting, but will transfer ownership of the shares and will not hold an interest in the Company with respect to such shares after the transaction is completed.

Q:	How does Youxin’s board of directors recommend that I vote?

A:	The Board has determined that the proposed resolutions are fair to, advisable and in the best interests of the Company and its shareholders and have unanimously approved the proposal described herein. The Board unanimously recommends that the shareholders vote “FOR” all proposals: (1) Election of the Directors; (2) Ratification of the Auditor; (3) Share Capital Increase; (4) Share Cancellation; and (5) Adoption of Amended Memorandum and Articles.

Q:	How do I vote?

A:	After you have carefully read this proxy statement and have decided how you wish to vote your Youxin ordinary shares, please vote promptly.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at http://www.vstocktransfer.com/proxy, the address shown on your proxy card;

(2)	By fax, by faxing your signed proxy card to 646-536-3179;

(3)	By mail, by completing, signing and returning the enclosed proxy card; or

(4)	By email, by completing, signing and scanning the enclosed proxy card and send it to vote@vstocktransfer.com.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

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Q:	What vote is required to approve each proposal?

A:

The affirmative vote of the holders of a simple majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the (1) Election of Directors proposal, (2) Ratification of the Auditor proposal; (3) Share Capital Increase proposal, and (4) Share Cancellation proposal provided we have quorum for the meeting.

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Adoption of Amended Memorandum and Articles proposal, provided we have quorum for the meeting.

Abstentions and broker non-votes will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions and broker non-votes do not count as votes cast.

Q:	How many votes do I and others have?

A:	Holders of ordinary shares are entitled to one vote for each share of Youxin class A ordinary shares and twenty (20) votes for each of Youxin class B ordinary shares held as of the Record Date. As of the close of business on the Record Date, there were 2,327,559 outstanding Youxin ordinary shares.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, your shares will not be counted for purposes of determining quorum or for purposes of the voting results. If you choose to appear for purposes of quorum but to abstain from voting, your shares will be counted for purposes of determining whether we have quorum sufficient to hold the meeting but will not be counted for purposes of the voting results. For this reason, if we have quorum, a failure to vote and an abstention would both be disregarded at the meeting, but a failure to vote could result in the Annual General Meeting not reaching quorum, while an abstention would help us achieve quorum.

Q:	How many shares must be present to hold the Annual General Meeting?

A:	The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. The inspector of election will determine whether a quorum is present. If you are a beneficial owner of the Company’s ordinary shares and you do not instruct your bank, broker or other nominee how to vote your shares on any of the proposals, your shares will not be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists. Votes of shareholders of record who are present at the Annual General Meeting in person or by proxy will be counted as present at the Annual General Meeting for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the proposals.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	Proxy cards that are signed and returned but do not contain instructions will be voted in favor of Proposal 1 through Proposal 6, in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

Q:	Do I need identification to attend the Annual General Meeting in person?

A:	Yes. Please bring proper identification, together with proof that you are a record owner of Youxin ordinary shares. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement stating or showing that you beneficially owned Youxin ordinary shares on the Record Date. Acceptable proof of ownership is either (a) a letter from your broker stating that you beneficially owned Youxin stock on the Record Date or (b) an account statement showing that you beneficially owned Youxin stock on the Record Date.

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THE ANNUAL GENERAL MEETING

Date, Time and Place of the Annual General Meeting

The Annual General Meeting will be held on December 9, 2025, at 10:00 A.M., Beijing Time (9:00 P.M., Eastern Time, on December 8, 2025), at Room 1005, 1006, 1007, No. 122, Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, 510000, People’s Republic Of China to consider and vote upon the proposals.

Purpose of the Annual General Meeting

At the Annual General Meeting, Youxin is asking its shareholders as of the record date of October 27, 2025 (the “Record Date”) to consider and vote upon the following:

(1) AS AN ORDINARY RESOLUTION THAT Jinhou Sun, Shaozhang Lin, Qing Gao, Richard Wee Yong Seow, Edward C. Ye be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.

(2) AS AN ORDINARY RESOLUTION THAT Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.

(3) AS AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 5,000,000 class A ordinary shares of US$0.008 par value each and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each, TO US$1,648,000 divided into (i) 204,750,000 class A ordinary shares of US$0.008 par value each (the “Class A Ordinary Shares”) and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”), by the creation of an additional 199,750,000 Class A Ordinary Shares of US$0.008 par value each (the “Share Capital Increase”).

(4) AS AN ORDINARY RESOLUTION THAT immediately following the Share Capital Increase, 80,000,000 authorized but unissued Class B Ordinary Shares be cancelled and the amount of the authorized share capital of the Company be diminished by the amount of the Class B Ordinary Shares so cancelled (the “Share Cancellation”) such that following the Share Cancellation, the authorized share capital of the Company shall become US$1,640,000 divided into (i) 204,750,000 Class A Ordinary Shares of US$0.008 par value each and (ii) 20,000,000 Class B Ordinary Shares of US$0.0001 par value each.

(5) AS A SPECIAL RESOLUTION THAT the existing fourth amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Annual General Meeting of the Company held on December 9, 2025 to reflect the Share Capital Increase and the Share Cancellation.

(6) Such other business as may properly come before the meeting or any adjournment thereof.

Record Date; Shares Entitled to Vote; Quorum

Shareholders will be entitled to vote or direct votes to be cast at the Annual General Meeting if they owned Youxin class A ordinary shares and/or class B ordinary shares on the Record Date. Shareholders will have one vote for each share of Youxin class A ordinary shares and twenty (20) votes for each of Youxin class B ordinary shares owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

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A quorum of Youxin shareholders is necessary to hold a valid meeting. The presence in person or by proxy of shareholders holding not less than an aggregate of one-third in nominal value of the total issued voting shares in the Company is necessary to constitute a quorum at the Annual General Meeting. Abstentions will count as present for the purposes of establishing a quorum but will be disregarded for purposes of determining the results of voting.

Vote Required; Abstentions and Broker Non-Votes

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Election of Directors proposal, Ratification of the Auditor proposal, Share Capital Increase proposal and Share Cancellation proposal, provided we have quorum for the meeting.

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Adoption of Amended Memorandum and Articles proposal, provided we have quorum for the meeting.

Abstentions will count for purposes of determining quorum but will have no effect on the outcome of the vote because abstentions do not count as votes cast.

Voting of Proxies

If your shares are registered in your name with our transfer agent, VStock Transfer, LLC, you may cause your shares to be voted by returning a signed proxy card, or you may vote in person at the Annual General Meeting. Additionally, you may submit electronically over the Internet a proxy authorizing the voting of your shares by following the instructions on your proxy card. You must have the enclosed proxy card available, and follow the instructions on the proxy card, in order to submit a proxy electronically over the Internet. Based on your proxy cards or Internet proxies, the proxy holders will vote your shares according to your directions.

If you plan to attend the Annual General Meeting and wish to vote in person, you will be given a ballot at the meeting. If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the Annual General Meeting in person. If you attend the Annual General Meeting and vote in person, your vote by ballot will revoke any proxy previously submitted.

Voting instructions are included on your proxy card. All shares represented by properly executed proxies received in time for the Annual General Meeting will be voted at the Annual General Meeting in accordance with the instructions of the shareholder.

If your shares are held in “street name” through a broker, bank or other nominee, you may vote through your broker, bank or other nominee by completing and returning the voting form provided by your broker, bank or other nominee, or by the Internet through your broker, bank or other nominee if such a service is provided. To vote via the Internet through your broker, bank or other nominee, you should follow the instructions on the voting form provided by your broker, bank or other nominee. If you do not return your bank’s, broker’s or other nominee’s voting form, do not vote via the Internet or through your broker, bank or other nominee, if possible, and do not attend the Annual General Meeting and vote in person with a proxy from your broker, bank or other nominee, it will have the same effect as if you voted “AGAINST”.

Revocability of Proxies

If you are a shareholder of record, you may change your vote or revoke your proxy at any time before it is voted at the Annual General Meeting by:

●	Submitting a new proxy electronically over the Internet after the date of the earlier submitted proxy;
●	Signing another proxy card with a later date and returning it to us prior to the Annual General Meeting; or
●	Attending the Annual General Meeting and voting in person.

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Please note that to be effective, your new proxy card, internet voting instructions or written notice of revocation must be received by us prior to the Annual General Meeting and, in the case of internet voting instructions, must be received before 11:59 P.M., Eastern Time, on December 7, 2025. If you have submitted a proxy, your appearance at the Annual General Meeting, in the absence of voting in person or submitting an additional proxy or revocation, will not have the effect of revoking your prior proxy.

If you hold your ordinary shares in “street name,” you should contact your bank, broker or other nominee for instructions regarding how to change your vote. You may also vote in person at the Annual General Meeting if you obtain a valid “legal” proxy from your bank, broker or other nominee. Any adjournment, recess or postponement of the Annual General Meeting for the purpose of soliciting additional proxies will allow Youxin shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Annual General Meeting as adjourned, recessed or postponed.

Board of Directors’ Recommendation

After careful consideration, the Company’s board of directors has determined that the transaction is fair to, and in the best interest of, the Company and its shareholders. They unanimously recommend that you vote or give instruction to vote:

“FOR” the Election of Directors;

“FOR” the Ratification of the Auditor;

“FOR” the Share Capital Increase;

“FOR” the Share Cancellation;

“FOR” the Adoption of Amended Memorandum and Articles of Association, and

“FOR” such other business as may properly come before the meeting or any adjournment thereof.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Youxin. Proxies may also be solicited by some of our directors, officers and employees, personally or by facsimile, email or other means of communication. No additional compensation will be paid for such services.

Adjournment and Reconvention

The board of directors intend that, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the meeting shall stand adjourned and the directors shall resolve to reconvene at the same time seven days hence at the same place, or to such other time or place as is determined by the directors, at which reconvened meeting, if a quorum is not present within fifteen minutes from the time appointed for the meeting to commence, the members present shall be a quorum (all in accordance with Article 11.2 of the Articles of Association of the Company).

Other Matters

At this time, we know of no other matters to be submitted at the Annual General Meeting.

Householding of Annual General Meeting Materials

Unless we have received contrary instructions, we may send a single copy of this proxy statement and notice to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. Each shareholder in the household will continue to receive a separate proxy card. This process, known as “house holding”, reduces the volume of duplicate information received at your household and helps to reduce our expenses.

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Who Can Answer Your Questions About Voting Your Shares?

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Youxin ordinary shares, you may submit questions via email to ir@youxin.cloud.

PROPOSAL 1: ELECTION OF DIRECTORS

On October 30, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Election of Directors”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT, Jinhou Sun, Shaozhang Lin, Qing Gao, Richard Wee Yong Seow, Edward C. Ye be re-elected as directors of the Company, each to serve a term of one fiscal year or until their successors are duly elected and qualified.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Election of Directors, provided we have quorum for the meeting.

THE YOUXIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOUXIN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ELECTION OF DIRECTORS PROPOSAL.

PROPOSAL 2: RATIFICATION OF THE AUDITOR

On October 30, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Ratification of the Auditor”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT Marcum Asia CPAs LLP be appointed as the Company’s independent registered public accounting firm for the fiscal year ending September 30, 2026.

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Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Ratification of the Auditor, provided we have quorum for the meeting.

THE YOUXIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOUXIN SHAREHOLDERS VOTE “FOR” THE RATIFICATION OF THE AUDITOR PROPOSAL.

PROPOSAL 3: SHARE CAPITAL INCREASE

On October 30, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Capital Increase”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 5,000,000 class A ordinary shares of US$0.008 par value each and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each, TO US$1,648,000 divided into (i) 204,750,000 class A ordinary shares of US$0.008 par value each (the “Class A Ordinary Shares”) and (ii) 100,000,000 class B ordinary shares of US$0.0001 par value each (the “Class B Ordinary Shares”), by the creation of an additional 199,750,000 Class A Ordinary Shares of US$0.008 par value each (the “Share Capital Increase”).

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Share Capital Increase, provided we have quorum for the meeting.

THE YOUXIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOUXIN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF SHARE CAPITAL INCREASE PROPOSAL.

PROPOSAL 4: SHARE CANCELLATION

On October 30, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Share Cancellation”):

IT IS RESOLVED AS AN ORDINARY RESOLUTION THAT immediately following the Share Capital Increase, 80,000,000 authorized but unissued Class B Ordinary Shares be cancelled and the amount of the authorized share capital of the Company be diminished by the amount of the Class B Ordinary Shares so cancelled (the “Share Cancellation”) such that following the Share Cancellation, the authorized share capital of the Company shall become US$1,640,000 divided into (i) 204,750,000 Class A Ordinary Shares of US$0.008 par value each and (ii) 20,000,000 Class B Ordinary Shares of US$0.0001 par value each.

Required Vote

The affirmative vote of the holders of a majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Share Cancellation, provided we have quorum for the meeting.

THE YOUXIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOUXIN SHAREHOLDERS VOTE “FOR” THE APPROVAL OF SHARE CANCELLATION PROPOSAL.

PROPOSAL 5: ADOPTION OF AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION

On October 30, 2025, the Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, the following resolution (the “Adoption of Amended Memorandum and Articles of Association”):

IT IS RESOLVED AS A SPECIAL RESOLUTION THAT the existing fourth amended and restated memorandum and articles of association of the Company (the “Current M&A”) be amended and restated by the deletion of the Current M&A in their entirety and their substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association in the form as set forth in Annex A to the notice of the Annual General Meeting of the Company held on December 9, 2025 to reflect the Share Capital Increase and the Share Cancellation.

Required Vote

The affirmative vote of the holders of a two-thirds majority of votes cast by our ordinary shares that are present in person or by proxy at our Annual General Meeting is required to approve the Adoption of Amended Memorandum and Articles of Association, provided we have quorum for the meeting.

THE YOUXIN BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOUXIN SHAREHOLDERS VOTE “FOR” THE ADOPTION OF AMENDED MEMORANDUM AND ARTICLES OF ASSOCIATION PROPOSAL.

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OTHER MATTERS

As of the date of this proxy statement, the board of directors of Youxin knows of no matters that will be presented for consideration at the Annual General Meeting other than as described in this proxy statement. If any other matters properly come before the Annual General Meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

MISCELLANEOUS

You should rely only on the information contained in this proxy statement and the documents we refer to in this proxy statement to vote on the Election of Directors proposal, Ratification of the Auditor proposal, Share Capital Increase proposal, Share Cancellation proposal and the Adoption of Amended Memorandum and Articles of Association Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated October 31, 2025. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to stockholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

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